QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2003	2002
Earnings before fixed charges:
Income before income taxes and minority interest	$1,051	$855
Plus: Fixed charges	472	398
Less: Equity loss in unconsolidated affiliates	—	(1)
Minority interest (pretax) in mandatorily redeemable preferred interest in a subsidiary	6	6
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	12	6

Earnings available to cover fixed charges	$1,505	$1,242

Fixed charges(*):
Interest, including amortization of deferred financing costs	$399	$352
Minority interest (pretax) in mandatorily redeemable preferred interest in a subsidiary	6	6
Interest portion of rental payment	67	40

Total fixed charges	$472	$398

Ratio of earnings to fixed charges	$3.19x	$3.12x

(*)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	June 30,
	2003	2002
Incurred by the Company's PHH subsidiary	$98	$93
Related to the debt under management and mortgage programs incurred by the Company's vehicle rental subsidiaries	127	103
All other	174	156

****

QuickLinks

  Exhibit 12
Cendant Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)